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                                                              November 15, 2005

VIA EDGAR
---------

Mary Beth Breslin, Esq.
Attorney Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Conolog Corporation
                  Amendment No. 1 to Registration Statement on Form SB-2
                  Filed:  October 21, 2005
                  File No.:  333-128089
                  ---------------------

Dear Ms. Breslin:

         Reference is made to the Registration Statement on Form SB-2 of Conolog Corporation (the "Company") filed with the Commission on September 2, 2005 (file number 333-128089) and to the staff's letter of comment dated October 26, 2005. On behalf of Conolog and pursuant to Rule 101(a) of Regulation S-T, we are enclosing Amendment No. 2 to the Registration Statement. The enclosed Amendment has been marked to show changes made to Amendment No. 1 to the Registration Statement. We are also providing a printed version of this letter and Amendment No. 2 to the Registration Statement by Federal Express to Adelaja Heyliger of the staff.

         The following numbered paragraphs correspond to the numbered paragraphs in your letter to the Company.

          1. Amendment No. 2 has been revised in response to the staff's comments.

          2. - 5. Please see the attached letter dated November 14, 2005 from the Company for its response to paragraphs 2 through 5 of the staff's comment letter.

         If you have any questions or comments, concerning the enclosed materials, please feel free to contact me.

                                                              Very truly yours,



                                                              David B. Manno